                                                                 Exhibit (a)(22)

              Supplement to Offer to Purchase Dated May 24, 1999

                        Track Acquisition Incorporated
                         a wholly owned subsidiary of

                        Amsted Industries Incorporated

                        Has Increased the Price of its

                               Offer to Purchase
                       All of the Shares of Common Stock
          (Including the Associated Preferred Share Purchase Rights)
                                      of

                              Varlen Corporation

                                      to

                             $42.00 Net Per Share

   THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTEDED SUCH THAT THE OFFER AND
    WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
        FRIDAY, AUGUST 13, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.


   THE BOARD OF DIRECTORS OF VARLEN CORPORATION ("THE COMPANY") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE EACH FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS (THE "RIGHTS")) (COLLECTIVELY, THE "SHARES") OF THE COMPANY WHICH, TOGETHER WITH THE SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 8.

   THE OFFER IS NOT CONDITIONED UPON PARENT OR THE PURCHASER OBTAINING
FINANCING.

                     The Dealer Manager for the Offer is:

                             SALOMON SMITH BARNEY

                                   IMPORTANT

   Any stockholder desiring to tender all or any portion of such stockholder's Shares should (1) complete and sign either the original (yellow) or the revised (green) Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with such stockholder's certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined herein), (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of the Offer to Purchase or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered. Unless the context requires otherwise, all references to Shares herein shall include the associated Rights.

   The Rights are presently evidenced by the certificates for the Common Stock and a tender by a stockholder of such stockholder's shares of Common Stock will also constitute a tender of the associated Rights. A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

   Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of this Supplement, the Offer to Purchase and the revised (green) Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or to brokers, dealers, commercial banks or trust companies.

August 4, 1999

                               TABLE OF CONTENTS

Section                   Page
-------                   ----
INTRODUCTION............    1

 1. Amended Terms of the
 Offer; Expiration Date.    3

 2. Price Range of
 Shares; Dividends......    3

 3. Certain Information
 Concerning the Company.    4

 4. Certain Information
 Concerning Parent and
 the Purchaser..........    6

 5. Background of the
 Offer since July 9,
 1999; Contacts with the
 Company................    6

 6. Plans for the
 Company................    7

 7. The Merger
 Agreement..............    7

 8. Certain Conditions
 to the Offer...........   12

 9. Source and Amount of
 Funds..................   13

10. Regulatory
 Compliance.............   13

11. Miscellaneous.......   13

To the Holders of Shares of Varlen Corporation:

                                 INTRODUCTION

   The following information amends and supplements the Offer to Purchase, dated May 24, 1999 (the "Offer to Purchase") of Track Acquisition Incorporated, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Amsted Industries Incorporated, a Delaware corporation ("Parent"). Pursuant to this Supplement, the Purchaser is now offering to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Varlen Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 17, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related revised (green) Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary (as defined herein) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through their broker or bank should consult with such institution as to whether there are any fees applicable to a tender of Shares. The Purchaser will pay all charges and expenses of Citibank, N.A., as depositary (the "Depositary"), Salomon Smith Barney Inc. ("Salomon Smith Barney"), as dealer manager (the "Dealer Manager"), and Innisfree M&A Incorporated, as information agent (the "Information Agent"). Unless the context requires otherwise, all references to Shares herein shall include the associated Rights, and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

   Except as otherwise set forth in this Supplement and in the revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (yellow) Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

   Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original (yellow) Letter of Transmittal and the original (blue) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (green) Letter of Transmittal and the revised (grey) Notice of Guaranteed Delivery circulated with this Supplement. While the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer price per Share described in this Supplement if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

   SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $42.00 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

   The Company, Parent and the Purchaser have entered into an Agreement and Plan of Merger, dated as of August 1, 1999 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to the Offer from $35.00 per Share to $42.00 per Share, net to the seller in cash, (ii) the amendment and restatement of the conditions to the Offer as set forth in their entirety in Section 8 of this Supplement, (iii) the extension of the Offer such that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, August 13, 1999 and (iv) the merger of the Purchaser with and into the Company (the "Merger") as promptly as is practicable following the consummation of the Offer. In the Merger, each Share issued and outstanding immediately prior to the Merger (other than any Shares held in the treasury of the Company, by Parent, the Purchaser or any subsidiary of Parent or the Purchaser, or by any wholly owned subsidiary of the Company and other than any Dissenting Shares (as such term is defined in the Merger Agreement)) shall be converted into the right to receive $42.00 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share.

   THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE EACH FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   Pursuant to the Merger Agreement, the Company has represented that it has taken all necessary action to cause the dilution provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of the Rights issued pursuant to the Rights Agreement. In addition, the Company has amended the Rights Agreement to provide that neither Parent nor any of its "affiliates" or "associates" (each as defined in the Rights Agreement) (including the Purchaser) will be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Distribution Date (as defined in the Rights Agreement) will not be deemed to occur, and that the Rights will not separate from the Shares, as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger.

   The Company has advised Parent and the Purchaser that, to the best of the Company's knowledge, each member of the Board and each of the Company's executive officers intends to tender all Shares owned by such persons pursuant to the Offer.

   The Company's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), has delivered to the Board a written opinion dated August 1, 1999 to the effect that, as of such date and based upon and subject to certain matters stated in its opinion, the $42.00 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. Such opinion is set forth in full as an annex to the Amendment No. 3 to Schedule 14D-9, included herewith, and should be read carefully in its entirety.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE MINIMUM TENDER CONDITION. CERTAIN OTHER TERMS AND CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN SECTION 8 OF THIS SUPPLEMENT.

   On July 30, 1999, there were outstanding approximately 17,035,728 Shares according to the Company, and, as of such date, 100 Shares were beneficially owned by the Purchaser and its affiliates. As a result, the Minimum Tender Condition would be satisfied if at least 8,517,815 Shares were validly tendered and not withdrawn prior to the Expiration Date.

   THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED REVISED (GREEN) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

1. Amended Terms of the Offer; Expiration Date.

   Pursuant to the Merger Agreement, the Purchaser has agreed to amend the Offer. The price per Share to be paid pursuant to the Offer has been increased from $35.00 per Share to $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Offer. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the increased price.

   The Company has amended the Rights Agreement to provide that neither Parent nor any of Parent's "affiliates" or "associates", including the Purchaser, will be deemed an Acquiring Person and that the Distribution Date will not be deemed to occur, and that the Rights will not separate from the shares of Common Stock, as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger.

   Pursuant to the Merger Agreement, the Offer has been amended such that the Offer will expire at 12:00 midnight, New York City time, on Friday, August 13, 1999, unless and until the Purchaser, subject to the provisions of the Merger Agreement, shall have extended the period during which the Offer is open. The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Friday, August 13, 1999 or any later time and date at which the Offer, as so extended by the Purchaser, shall expire. As of the close of business on August 3, 1999, approximately 155,907 Shares had been tendered and not withdrawn pursuant to the Offer. See Section 7 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer by the Purchaser.

   The Offer is conditioned upon satisfaction of the Minimum Tender Condition described above in the Introduction and each of the conditions described in
Section 8 of this Supplement. The Purchaser reserves the right (but shall not be obligated), subject to the provisions of the Merger Agreement, to waive any or all of such conditions.

   The Company has agreed to provide the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Supplement, the revised (green) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists from the Company.

2. Price Range of Shares; Dividends.

   The reported high and low closing bid quotations for the Shares on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") during the second quarter of the year ending December 31, 1999 were 40 1/8 and $25 13/16, respectively. On July 30, 1999, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing bid price per Share reported on the Nasdaq National Market was $39 7/8. The reported closing bid quotations on the first two days of the third quarter, August 2 and 3, for the shares on the Nasdaq National Market were 41 3/4. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

See Section 7 of this Supplement for a discussion of certain limitations contained in the Merger Agreement on the ability of the Company to declare and pay dividends.

3. Certain Information Concerning the Company.

   The information concerning the Company contained in this Supplement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, the Purchaser, the Information Agent or the Dealer Manager can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Information Agent or the Dealer Manager.

   The Company is a Delaware corporation with its principal executive offices located at 55 Shuman Boulevard, P.O. Box 3089, Naperville, Illinois 60566-7089, and its telephone number is (630) 420-0400. The following description of the Company's business has been taken from, and is qualified in its entirety by reference to, the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 (the "Company 10-K").

   The Company was founded in 1969 and designs, manufactures and markets products used in the manufacturing of components for locomotives, railcars and track fasteners in its Railroad Products segment and components for automobiles, light and heavy duty trucks in its Vehicular Products segment.

   The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the Company 10-K and the Company's Quarterly Report on Form 10-Q for the three months ended May 1, 1999. More comprehensive financial and other information is included in such report (including management's discussion and analysis of financial condition and results of operations) and in other reports and documents filed by the Company with the SEC. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the SEC and the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth below.

                              VARLEN CORPORATION
                               AND SUBSIDIARIES

                  Selected Consolidated Financial Information

                                                   Fiscal Year Ended January
                                                              31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                         (in thousands)
Statement of Earnings Data:
Net sales......................................... $646,672  $522,254  $409,475
Gross profit......................................  168,737   129,670   100,448
Selling, general and administrative expenses......   90,763    74,887    63,607
Earnings from operations..........................   77,974    54,783    36,841
Interest expense..................................   (7,309)   (9,536)   (9,402)
Interest income...................................      812       234       662
Gain on sale of business..........................      --        --      3,730
Net earnings...................................... $ 41,242  $ 25,651  $ 17,857

Balance Sheet Data (at year end):
Current assets.................................... $178,403  $150,167
Total assets......................................  475,524   419,101
Current liabilities...............................  103,609    76,143
Long-term debt....................................   94,643   104,715
Stockholder's equity.............................. $240,920  $198,792

                                                          Three Months Ended
                                                      --------------------------
                                                       May 1, 1999   May 2, 1998
                                                      -------------- -----------
                                                             (unaudited)
                                                            (in thousands)
Statement of Earnings Data:
Net sales............................................    $193,277     $164,615
Gross profit.........................................      50,568       43,343
Selling, general and administrative expenses.........      24,355       22,276
Interest expense.....................................       1,389        1,706
Earnings before income taxes.........................      24,824       19,361
Net earnings.........................................    $ 14,522     $ 11,036

                                                       May 1, 1999
                                                      --------------
                                                       (unaudited)
                                                      (in thousands)
Balance Sheet Data:
Current assets.......................................    $188,910
Total assets.........................................     488,087
Current liabilities..................................     107,100
Long-term debt.......................................      91,599
Stockholder's equity.................................    $252,814

   Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Chicago, Illinois 60606, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be obtained electronically by visiting the SEC's website on the Internet, at http://www.sec.gov.

   Certain Financial Projections. The Company does not as a matter of course make public forecasts or projections as to its future financial performance. However, in connection with the negotiations between Parent and the Company, the Company made available to representatives of Parent certain non-public information (the "Projections") regarding the Company's projected operating performance. The Projections indicated that from February 1, 1999 to January 31, 2002 the Company's revenues would increase at a compound annual growth rate of approximately 8.7% and the Company's earnings would increase at a compound annual growth rate of approximately 16.5%.

   The Projections were prepared by the Company for internal purposes and not with a view to publication or dissemination to the public. The Projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts, nor have the Projections been audited, examined or otherwise reviewed by independent auditors of the Company. The Projections necessarily make numerous assumptions with respect to the Company's performance, general business and economic conditions and other matters, many of which are beyond the Company's control and are inherently uncertain. No assurance can be given that the Projections will be accurate, and actual future performance may be materially different than the Projections. Inclusion of the Projections should not be regarded as a representation by the Company, Parent, the Purchaser, or any other person that the Projections will prove to be correct. The Projections are included solely because they were provided by the Company to Parent and the Purchaser.

4. Certain Information Concerning Parent and the Purchaser.

   Parent is a Delaware corporation whose principal executive offices are located at 44th Floor--Boulevard Towers South, 205 North Michigan Avenue, Chicago, Illinois 60601.

   Parent is composed of six decentralized entities whose products fall into three product categories: railroad, construction and building, and general industrial. Railroad products are manufactured by American Steel Foundries and Griffin Wheel and include components for railroad freight cars and locomotives, such as side frames and bolsters, wheels and coupling products. Construction and building products are manufactured by two of Parent's entities: Griffin Pipe produces ductile iron pressure pipe and fittings for fresh water and waste water transmission, and Baltimore Aircoil produces evaporative heat transfer and ice thermal storage equipment used in air conditioning applications for large buildings. General industrial products are manufactured by four of Parent's entities: American Steel Foundries, Baltimore Aircoil, Burgess-Norton and Diamond Chain. This category includes products for the automotive and truck industry, such as fifth wheels, piston pins and powder metal parts; evaporative heat transfer equipment for industrial cooling applications; and roller chain for a variety of applications. In May 1999, Parent sold its Macwhyte Company division, which produces wire rope for industrial applications.

   The Purchaser's principal executive offices are located care of Amsted Industries Incorporated, 44th Floor- Boulevard Towers South, 205 North Michigan Avenue, Chicago, Illinois 60601. The Purchaser is a newly formed Delaware corporation and a wholly owned subsidiary of Parent. The Purchaser has not conducted any business other than in connection with the Offer and the Merger.

   Additional Information. As a privately-held company, Parent is not subject to the information and reporting requirements of the Exchange Act and is not required to file reports and other information with the SEC relating to its business, financial condition and other matters.

5. Background of the Offer since July 9, 1999; Contacts with the Company.

   On July 9, 1999, Parent and the Company entered into a
Confidentiality/Standstill Agreement, pursuant to which the Company agreed that it would provide to Parent and its affiliates access to the Company's senior management and certain non-public information concerning the Company and its affairs.

   On July 13, 1999, certain officers and members of management of the Company made a presentation to Parent concerning the business and operations of the Company. On July 16 and 17, 1999, representatives of Parent met with representatives of the Company to conduct due diligence investigations of the Company's business. Follow-up diligence investigations continued through the week of July 26, 1999.

   On July 23, 1999, Morgan Stanley sent a letter to third parties, including Parent, inviting the submission of an offer to acquire all of the Company's Shares pursuant to the enclosed form of merger agreement and setting July 30, 1999 as the deadline for submitting such offers.

   On July 30, 1999, Parent submitted its $42.00 per Share offer together with Parent's proposed changes to the form of merger agreement circulated by Morgan Stanley.

   Beginning on July 31, 1999, and continuing through August 1, 1999, Winston & Strawn and Schiff Hardin & Waite, as counsel for Parent, and Kirkland & Ellis and Richards, Layton & Finger, as counsel to the Company, negotiated the terms of a definitive merger agreement. The Board unanimously approved the Merger Agreement at a special meeting of the Board held on August 1, 1999. Parent, the Purchaser and the Company executed the Merger Agreement on August 1, 1999.

6. Plans for the Company.

   Pursuant to the Merger Agreement, Parent, the Purchaser and the Company have agreed, among other things, to modify the composition of the Board to include designees of Parent following consummation of the Offer and to make certain changes to the Company's Certificate of Incorporation and Bylaws at the time of the Merger (the "Effective Time").

7. The Merger Agreement.

   The following is a summary of the Merger Agreement, a copy of which is attached as Exhibit (a)(19) to Amendment No. 8 to Parent's and the Purchaser's
Schedule 14D-1 filed with the SEC with respect to the Offer. Such summary is qualified in its entirety by reference to the text of the Merger Agreement.

   The Amended Offer. Pursuant to the Merger Agreement, Parent and the Purchaser have agreed, subject to certain conditions, to amend the Offer (i) to increase the price per Share to be paid pursuant to the Offer from $35.00 per Share to $42.00 per Share, net to the seller in cash, (ii) to amend and restate the conditions to the Offer as set forth in their entirety in Section 8 of this Supplement, (iii) to amend the Offer such that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, August 13, 1999 and (iv) to provide for the Merger as promptly as is practicable following the consummation of the Offer.

   Parent and the Purchaser have also agreed that they will not, without the prior written consent of the Company, decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, amend or waive satisfaction of the Minimum Tender Condition, change or impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares or extend the Offer (other than as set forth in the next paragraph). The Purchaser further agreed that, upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

   Parent and the Purchaser also agreed that they will not extend the Expiration Date unless at the Expiration Date the conditions to the Offer described in Annex I of the Merger Agreement (as set forth in their entirety in Section 8 of this Supplement) shall not have been satisfied or earlier waived. If at the Expiration Date, such conditions shall not have been satisfied or earlier waived, Purchaser may extend the Expiration Date for an additional period of up to 10 business days. The Purchaser may also extend the Offer on up to two occasions for up to 10 business days each in the event that
(i) the conditions to the Offer shall have been satisfied or waived at the Expiration Date and (ii) the number of Shares tendered and not withdrawn represent more than 50% but less than 90% of the issued and outstanding Shares.

   Company Actions. Pursuant to the Merger Agreement, the Company has consented to the Offer and represented that the Board unanimously (i) approved the Merger Agreement, the Offer and the Merger and (ii) resolved to recommend acceptance of the Offer and adoption and approval of the Merger Agreement and the Merger by the stockholders of the Company.

   The Company also has agreed that it shall file with the SEC an amendment to the Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto, the "Amended Schedule 14D-9") which amendment shall include, subject to the next sentence, the recommendation described in the preceding paragraph. Subject to the provisions of the Merger Agreement described under "Termination" below, such recommendation may be withdrawn, modified or amended to the extent that the Board deems it necessary to do so in the exercise of its fiduciary duty.

   Pursuant to the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser which represent at least a majority of the outstanding Shares, Parent will be entitled to designate members of the Board such that Parent will have a number of representatives on the Board, rounded up to the next whole number, equal to the product of (x) the total number of directors on the Board multiplied by (y) the percentage of the outstanding Shares owned by the Purchaser; provided, however, that until the Effective Time, there shall be at least three directors who were directors as of the date of the Merger Agreement. The Company will, upon request by Parent, increase the size of the Board and, if necessary, secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and will cause Parent's designees to be so elected.

   Following the election or appointment of Parent's designees and prior to the Effective Time, the affirmative vote of a majority of the then serving directors of the Company who were directors as of the date of the Merger Agreement shall be required to amend or terminate the Merger Agreement, exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, amend the certificate of incorporation or bylaws of the Company or take any other action of the Board (other than the calling of a special meeting of the stockholders of the Company to approve and adopt the Merger Agreement) under or in connection with the Merger Agreement.

   The Merger. The Merger Agreement provides that in accordance with the provisions thereof, at the Effective Time, the Purchaser will be merged with and into the Company, and the Company will be the surviving corporation in the Merger (hereinafter sometimes called the "Surviving Corporation") and will continue to be governed by the laws of the State of Delaware. At the Effective Time, the separate corporate existence of the Purchaser shall cease.

   Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders of the Shares or the shares of the capital stock of the Purchaser, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by the Company or by Parent, the Purchaser or any subsidiary of either of them or Shares which are held by dissenting stockholders exercising appraisal rights in accordance with the DGCL) will be converted into the right to receive $42.00 in cash, without interest. For a description of certain appraisal rights available to stockholders under Delaware law in connection with the Merger, see Section 11 of the Offer to Purchase.

   At the Effective Time, by virtue of the Merger and without any action on the part of the holders of the Shares or the shares of the capital stock of the Purchaser, each share of capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of capital stock of the Surviving Corporation.

   Under the Merger Agreement, the Company has agreed, at or prior to the Effective Time, to use its best efforts to cause each holder of each employee option or right to acquire Shares and each stock appreciation right outstanding to be exercised or, if not exercised, to be canceled immediately prior to the Effective Time in consideration of the payment to such holder of an amount in cash equal to the product of (A) the number of Shares subject to such option or stock appreciation right and (B) the excess, if any, of $42.00 over the exercise price per Share.

   The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as the certificate of incorporation of the Purchaser reads as in effect immediately prior to the Effective Time until thereafter amended, provided that such certificate of incorporation shall be amended to reflect "Varlen Corporation" as the name of the Surviving Corporation.

   Under the Merger Agreement, the bylaws of the Purchaser at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended. Under the Merger Agreement, the directors of the Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected or qualified or until their earlier resignation or removal. Pursuant to the Merger Agreement, the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected or qualified or until their earlier resignation or removal.

   Agreements of the Company, Parent and the Purchaser. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company shall, as soon as practicable following the acquisition by the Purchaser of the Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the requisite number of votes to approve and adopt the Merger Agreement, and the Company shall, through the Board, recommend to its stockholders that they vote in favor of the approval and adoption of the Merger Agreement; provided, however, that the Board may withdraw, modify or change such recommendation to the extent that the Board determines to do so in exercise of its fiduciary duties. The Merger Agreement provides that Parent shall vote or cause to be voted all Shares owned of record by Parent, the Purchaser or any of their affiliates in favor of the approval and adoption of the Merger Agreement.

   The Merger Agreement provides that, if required by applicable law, as soon as practicable following Parent's request, the Company and Parent shall prepare and file with the SEC the proxy statement relating to the Company Stockholders Meeting. Each of the Company and Parent shall use its reasonable efforts to cause the Company's proxy statement to be mailed to the Company's stockholders, as promptly as practicable.

   Notwithstanding the preceding paragraph or any other provision of the Merger Agreement, the Merger Agreement provides that in the event that Parent or the Purchaser shall own at least 90% of the Shares, the Company shall not be required to call the Company Stockholders Meeting or to file or mail a proxy statement, and the parties to the Merger Agreement shall, at the request of Parent, take all necessary action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company.

   In the Merger Agreement, the Company has covenanted and agreed that, except for certain exceptions, during the period from the date of the Merger Agreement to the Effective Time, among other things, (A) each of the Company and its material subsidiaries will conduct its business in the ordinary course in all material respects, (B) the Company will use its reasonable best efforts to preserve its business organizations intact, to keep available the services of its and its material subsidiaries' current officers, employees and consultants and to preserve its and its material subsidiaries' relationships with customers, suppliers and other person with which it or any of its subsidiaries has significant business relations and (C) neither the Company nor any of its material subsidiaries will (i) amend the certificate of incorporation or bylaws of the Company, (ii) issue or sell any share of capital stock of the Company or any of its or its material Subsidiaries' assets, (iii) declare, set aside or pay any dividend with respect to its capital stock (other than regular quarterly dividends not to exceed $.05 per share), (iv) make any acquisitions in excess of $10 million in the aggregate or (v) incur certain indebtedness other than in the ordinary course of business.

   Pursuant to the Merger Agreement, the Company shall not take or cause, directly or indirectly, any of the following actions with any party other than Parent, the Purchaser or their respective designees: (i) solicit, knowingly encourage, initiate or participate in any negotiations, inquiries or discussions with respect to any offer, indication or proposal to acquire all or substantially all of its business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets or shares, tender or exchange offer or otherwise (each of the foregoing, an "Acquisition Proposal"), (ii) disclose, in connection with an Acquisition Proposal, any information or provide access to its properties, books or records, except as required by law or pursuant to a governmental request for information or (iii) agree to, or enter into any agreement with respect to, any Acquisition Proposal.

   Notwithstanding anything to the contrary contained in the previous paragraph, the Merger Agreement provides that prior to the Effective Time, the Company may participate in discussions or negotiations with, and furnish non-public information and afford access to the properties, books, records, officers, employees and representatives of the Company to any Person, entity or group if such Person, entity or group has delivered to the Company, prior to the date of the Company Stockholders Meeting, and in writing, an Acquisition Proposal which the Board in its good faith reasonable judgment determines if consummated would be more favorable, from a financial point of view, to the Company's stockholders than the transactions contemplated by the Merger Agreement, which determination may be made only after the Board determines, upon the advice of its legal counsel, that the Board would breach its fiduciary duties if it did not accept the Acquisition Proposal (a "Superior Proposal"). Pursuant to the Merger Agreement, in the event the Company receives a Superior Proposal the Board could execute and enter into an agreement relating to such Superior Proposal and recommend such Superior Proposal to its stockholders, if the Board determines that its fiduciary duties require it to do so; in such case, the Board agrees that it may withdraw, modify or refrain from making its recommendation of the Merger; provided, however, that the Company shall (i) promptly, and in any event within 24 hours, notify Parent if any such Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company or any of its subsidiaries, indicating, in connection with such notice, the name of such person and the material terms of any such Acquisition Proposal, (ii) provide Parent at least 24 hours prior written notice of the Company's intention to execute or enter into an agreement relating to such Superior Proposal and (iii) terminate the Merger Agreement by written notice to Parent provided no sooner than 48 hours after Parent's receipt of a copy of such Superior Proposal (or a description of the significant terms and conditions thereof).

   Pursuant to the Merger Agreement, the Company has agreed to afford Parent's officers, employees, counsel, accountants, financial advisors, auditors and other representatives reasonable access to its and its Subsidiaries' offices, properties, books, contracts, records and representatives and, during such period, will furnish promptly all information concerning its business, properties and personnel as may be reasonably requested.

   Under the Merger Agreement, before issuing any press release or otherwise making any public announcements with respect to the Merger and the transactions contemplated by the Merger Agreement, Parent and the Company will consult with each other.

   Under the Merger Agreement, for a period of six years after the Effective Time, Parent and the Surviving Corporation shall indemnify the current and former officers and directors of the Company.

   Pursuant to the Merger Agreement, for a period of six years after the Effective Time, each of Parent and Surviving Corporation has agreed that it shall maintain the Company's existing directors' and officers' liability insurance policy (provided that Parent may substitute therefor policies of substantially similar coverage and amounts containing terms which are no less advantageous); provided, however, that Parent is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date of the Merger Agreement by the Company for such insurance.

   Pursuant to the Merger Agreement, Parent has agreed that, for the period of one year commencing on the consummation of the Offer, the employees of the Company and its subsidiaries will continue to be provided with employee benefits comparable in the aggregate to those currently provided by the Company and its Subsidiaries to such employees.

   Rights Agreement. In the Merger Agreement, the Company has represented that it has taken all necessary action to cause the dilution provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of the Rights issued pursuant to the Rights Agreement. In addition, the Company has amended the Rights Agreement to provide that neither Parent nor any of its "affiliates" or "associates" (including the Purchaser) will be deemed an Acquiring Person and that the Distribution Date will not be deemed to occur, and that the Rights will not separate from the Shares, as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger.

   Representations and Warranties. The Merger Agreement contains certain representations and warranties by the Company, including representations and warranties concerning: the organization, good standing and qualification of the Company and its material subsidiaries; the capital structure of the Company; the corporate authority of the Company relative to the execution and delivery of and consummation of the transactions contemplated by the Merger Agreement; the absence of any violations of the corporate documents and certain instruments of the Company or its material subsidiaries or of any statute, rule, regulation, order or decree, subject to certain exceptions; the accuracy and timelines of filing of reports and documents filed by the Company with the SEC; certain litigation and environmental matters; and the absence since May 1, 1999 to the date of the Merger Agreement of any adverse change in the financial condition of the Company and it material Subsidiaries taken as a whole which would constitute a Company Material Adverse Effect (as defined in the Merger Agreement).

   The Merger Agreement also contains certain representations and warranties by Parent and the Purchaser, including that the Purchaser has available sufficient funds to consummate the Offer and the Merger and the transactions contemplated thereby.

   Conditions to the Merger. The conditions to the Offer are set forth in
Section 8 ("Certain Conditions to the Offer"). The Company's, Parent's and the Purchaser's obligations to effectuate the Merger are subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

     (a) the Merger Agreement shall have been approved and adopted by the stockholders of the Company in accordance with Delaware law (except that this condition shall be deemed satisfied if Parent and/or the Purchaser shall have acquired 90% or more of the outstanding Shares);

     (b) no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued or enforced any statute, regulation, decree, injunction or other order which prohibits the consummation of the Merger;

     (c) with respect to the obligations of Parent and the Purchaser, each of the representations and warranties of the Company contained in the Merger Agreement shall be true and correct as of the Effective Time as though made on and as of the Effective Time;

     (d) with respect to the obligations of the Company, each of the representations and warranties of Parent contained in the Merger Agreement shall be true and correct as of the Effective Time, as though made on and as of the Effective Time; and

     (e) the Purchaser shall have (i) amended the Offer pursuant to the Merger Agreement and (ii) purchased, pursuant to the terms and conditions of such Offer, all Shares duly tendered and not withdrawn; provided, however, that neither Parent nor the Purchaser shall be entitled to rely on the condition in clause (ii) above if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

     (a) by mutual written consent of the Company and Parent;

     (b) by either Parent or the Company, if any permanent injunction or action by any governmental entity preventing the consummation of the Merger shall have become final and nonappealable;

     (c) by either Parent or the Company, if the Merger shall not have been consummated before November 30, 1999; provided, however, that the right to terminate the Merger Agreement under this subparagraph shall not be available to any party whose failure to fulfill an obligation or condition under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date and shall not be available to Parent if it has purchased Shares pursuant to the Offer;

     (d) by the Company, if the Purchaser shall have failed to amend the Offer within the three business day period specified in the Merger Agreement or if Parent or the Purchaser terminates or withdraws the Offer without purchasing Shares thereunder or the Offer shall have expired without the purchase of the Shares thereunder;

     (e) by either Parent or the Company, if the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at the Company Stockholders Meeting;

     (f) by the Company, if the Board determines to accept a Superior
  Proposal;

     (g) by Parent, prior to the purchase by the Purchaser of Shares pursuant to the Offer, if (i) the Board shall have withdrawn or adversely modified its recommendation of the Offer, the Merger or the Merger Agreement (it being understood, however, that for all purposes of the Merger Agreement, the fact that the Company has supplied any person with information regarding the Company or has entered into discussions or negotiations with such person as permitted by the Merger Agreement, or the disclosure of such facts, shall not be deemed a withdrawal or modification of the Board's recommendation of the Offer, the Merger or the Merger Agreement); (ii) the Board shall have recommended to the stockholders of the Company that they approve an Acquisition Proposal other than transactions contemplated by the Merger Agreement; or (iii) a tender offer or exchange offer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning in the Merger Agreement as is ascribed under Regulation 13D under the Exchange Act) of 15% or more of the outstanding Shares is commenced (other than by Parent or an affiliate of Parent) and the Board recommends that the stockholders of the Company tender their Shares in such tender or exchange offer; or

     (h) by Parent or the Company, if the Offer terminates or expires on account of the failure of any condition specified in Annex I to the Merger Agreement without the Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this subparagraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition).

   In the event that either (A) the Merger Agreement is terminated for the reasons described in subparagraphs (f) or (g) above or (B)(i) the Offer shall have remained open for a minimum of at least 10 business days from the date that it is amended pursuant to the Merger Agreement, (ii) after the date of the Merger Agreement any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates shall have become the beneficial owner of 15% or more of the outstanding Shares or made any Acquisition Proposal, (iii) the Minimum Tender Condition shall not have been satisfied and the Offer is terminated pursuant to subparagraph (c) above and the Purchaser shall not have accepted for payment any Shares pursuant to the Offer and (iv) within twelve months of such termination the Company enters into an agreement providing for the consummation of an Acquisition Proposal or any other person or other entity (other than Parent or any of its affiliates) becomes the beneficial owner of 40% or more of the outstanding Shares, then, in each such case, the Company shall pay Parent in cash $25,000,000.

   Amendment. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and the Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

   The capitalized terms used but not otherwise defined in this Section 7 shall have the meanings set forth in the Merger Agreement.

8. Certain Conditions to the Offer.

   Pursuant to the Merger Agreement, the conditions of the Offer are amended and restated in their entirety as follows:

     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares if (i) prior to the expiration date of the Offer, the Minimum Tender Condition shall not have been satisfied or (ii) prior to the acceptance for payment of or payment for Shares and at any time on or after the date of the Merger Agreement, any of the following conditions shall have occurred and be continuing:

       (a) Any governmental entity or federal or state court of competent jurisdiction shall have enacted, issued or enforced any statute, regulation, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which prohibits consummation of the Offer, the Merger or any transaction contemplated by the Merger Agreement; provided that Parent shall have used its commercially reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted; or

       (b) The Merger Agreement shall have been terminated in accordance with its terms; or

       (c) There shall have occurred an event or condition which has a Company Material Adverse Effect; or

       (d) There shall have occurred, and continued to exist, (1) any general suspension of, or limitation on prices for, trading in securities on the NASDAQ National Market or the New York Stock Exchange or (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions.

9. Source and Amount of Funds.

   The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by the Purchaser) on a fully diluted basis pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $779 million (taking into account any proceeds to be received by the Company upon the exercise of options). The Purchaser will obtain these funds from Parent in the form of a capital contribution or loan. Parent will obtain the necessary funds from its internal cash reserves and borrowings under the Credit Agreement described in the Offer to Purchase. On July 30, 1999, Parent entered into an amended and restated Commitment Letter which increased the aggregate amount of the Credit Facilities to $1 billion. The amended and restated Commitment Letter has been filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 and incorporated herein by reference.

10. Regulatory Compliance.

   On June 8, 1999, the waiting period under the HSR Act expired with respect to the acquisition of Shares pursuant to the Offer and the Merger.

11. Miscellaneous.

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   Neither Parent nor the Purchaser is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

   Parent and the Purchaser have filed with the SEC a Statement on Schedule l4D-1 pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act and have filed amendments and may file additional amendments thereto furnishing certain additional information with respect to the Offer. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 of the Offer to Purchase.

   EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED (GREEN) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

   No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Supplement, the Offer to Purchase or in the revised (green) Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   Neither the delivery of this Supplement or the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.

                                          TRACK ACQUISITION INCORPORATED

August 4, 1999

   Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                                CITIBANK, N.A.

         By Hand:                  By Mail:            By Overnight Courier:
      Citibank, N.A.            Citibank, N.A.             Citibank, N.A.
  Corporate Trust Window         P.O. Box 685         915 Broadway, 5th Floor
   111 Wall Street, 5th      Old Chelsea Station      New York, New York 10010
          Floor            New York, New York 10113
 New York, New York 10043

              Facsimile For Eligible Institutions: (212) 505-2248
                   To Confirm Facsimile Only: (800) 270-0808

   Questions and requests for assistance or for additional copies of the Supplement, the Offer to Purchase and the related Letter of Transmittal, and other tender offer materials, may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                          INNISFREE M&A INCORPORATED

                        501 Madison Avenue, 20th Floor
                           New York, New York 10022

                 Banks and Brokers Call Collect (212) 750-5833
                   All Others Call Toll Free (888) 750-5834

                     The Dealer Manager for the Offer is:

                             SALOMON SMITH BARNEY

                           Seven World Trade Center
                           New York, New York 10048